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April 4, 2014	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 10, 2014 concerning Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 11, 2014. The Post-Effective Amendment was filed in connection with the annual update of the Trust’s registration statement. Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are shown in the enclosed revised marked pages from the prospectus and statement of additional information. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers of the courtesy copy provided to the staff.

Prospectus

1.	Generally Applicable Comments

(a)	Please confirm that all incomplete data and disclosure will be included in a post-effective amendment.

Response: The Trust confirms that the requisite data and disclosure will be completed in a post-effective amendment filed on or before the effective date of the Post-Effective Amendment.

(b)	Fee Tables: For each Portfolio that discloses a fee waiver in its fee table, please confirm that the Trust has filed or intends to file the applicable expense limitation agreement.

Response: The Trust confirms that it has filed or intends to file the applicable expense limitation agreement.

Alison White

April 4, 2014

(c)	Principal Risk: The staff notes that certain of the Portfolios (e.g., Multimanager International Equity Portfolio) include “managing volatility” as an investment objective of the Portfolio. Given that the Portfolios are affiliated funds of an insurer offering certain promises to investors in variable contracts, please consider whether any conflict of interest disclosure is appropriate in the principal risks section to the extent that any of the Portfolios employ a managed volatility strategy.

Response: The Trust has considered the staff’s comment and has determined that the requested disclosure does not constitute a principal risk of investing in the Portfolios. However, the Trust notes that the requested disclosure has appeared in the Trust’s prospectuses under the heading “Portfolio Management Risk” in the section of each prospectus entitled “More about Investment Strategies & Risks.” In response to the staff’s comment, this disclosure has been moved into a separate risk factor entitled “Insurance Fund Risk” and has been expanded to more clearly highlight the potential conflicts of interest referenced in the staff’s comment.

(d)	Principal Risk: The staff notes that each Portfolio’s principal risks are introduced by the statement “an investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please inform the staff supplementally whether the Portfolios will be offered through an insured depository institution. If the Portfolios will not be offered or sold in this way, please delete the disclosure because it is neither permitted nor required by Form N-1A.

Response: The Portfolios serve as funding vehicles for variable annuity and variable life products that are sold through insured depository institutions. Accordingly, the Trust has determined to retain the referenced statement.

(e)	Principal Risk: The staff notes that certain of the Portfolios disclose Custom Benchmark Risk (e.g., Multimanager International Equity Portfolio). Considering that the custom benchmark does not appear to affect a Portfolio’s net asset value, yield or total return, please explain supplementally why Custom Benchmark Risk is disclosed as a principal risk. See Item 9(c) of Form N-1A.

Response: Custom Benchmark Risk has been removed as a principal risk, and disclosure describing the custom benchmarks has been added to the “Benchmarks” section in the relevant prospectuses.

2.	Multimanager Portfolios

(a)	Multimanager Aggressive Equity (p. 3): The staff notes that the Index Allocated Portion utilizes a “stratified sampling construction process.” Please either revise this disclosure for plain English or consider removing the reference to stratified sampling.

Response: The Trust has simplified the phrase by removing the word “stratified” so that the prospectus states: “Generally, the Index Allocated Portion utilizes a sampling construction process in which the Index Allocated Portion invests in a subset of the companies represented in the Russell 3000 Growth Index based on the sub-adviser’s analysis of key risk factors and characteristics. Such factors and characteristics include…”

Alison White

April 4, 2014

3.	Target Allocation Portfolios

(a)	The staff notes that the principal investment strategies for each Target Allocation Portfolio disclose that the asset mix will continue to change for ten years after the target date. Please include disclosure explaining why the asset mix continues to change along with all attendant risks of this continued shift in the asset mix (e.g., the risk of not being conservatively allocated until a number of years after the target date).

Response: The Trust has made the requested change.

4.	Charter Portfolios

(a)	Portfolio Turnover: For each Charter Portfolio, please disclose the portfolio turnover and the period over which it is measured.

Response: The Trust has made the requested change.

(b)	Charter Multi-Sector Bond Portfolio (p. 78): The staff notes that the prospectus discloses Mortgage-Backed and Asset-Backed Securities Risk, but the staff cannot identify a corresponding strategy. Please revise the prospectus to resolve this apparent discrepancy or advise the staff why the risk disclosure is appropriate.

Response: The Trust has revised the principal strategies disclosure to reference mortgage-backed and asset-backed securities and other types of securities to which the Portfolio may have exposure.

(c)	Charter Multi-Sector Bond, Charter Small Cap Growth and Charter Small Cap Value Portfolios (pp. 76, 86 & 91): The staff notes that the asset category tables do not include any non-traditional (alternative) categories. Please consider deleting the parenthetical that precedes the tables.

Response: The Trust has made the requested change.

(d)	Charter Multi-Sector Bond, Charter Small Cap Growth and Charter Small Cap Value Portfolios: Please confirm that the applicable EDGAR series and class identifiers will be updated.

Response: The Trust confirms that the applicable EDGAR series and class identifiers will be updated.

Statement of Additional Information

5.

Committees of the Board (pp. 62-63): The staff notes that the SAI discloses that the “Nominating and Compensation Committee generally will not consider nominees recommended by Contract owners.” Please either delete the term “generally” or disclose the

Alison White

April 4, 2014

circumstances under which the Nominating and Compensation Committee would consider nominees recommended by Contract owners and the procedures for submitting such recommendations.

Response: The Trust has deleted the term “generally” in the referenced disclosure.

6.	Appendix B - T. Rowe Price Associates, Inc. (p. B-10): The staff notes that the portfolio manager compensation disclosure references a Lipper index disclosed in the prospectus; however, the staff notes that the there is no reference to a Lipper index in the prospectus. Please resolve this apparent discrepancy.

Response: The Trust has clarified the relevant disclosure.

7.	Appendix B - Allianz Global Investors U.S. LLC (p. B-62): The staff notes that the disclosure uses the term “cliff vests.” Please clarify this term.

Response: The Trust has made the requested change.

8.	Appendix B - Portfolio Manager Information: Except to the extent already disclosed, please identify the benchmark used to measure performance in connection with a portfolio manager’s compensation on the following pages: B-14, B-21, B-22, B-44, B-47 and B-51.

Response: The Trust will make the requested change. The Trust is in the process of obtaining this information from the Portfolios’ investment sub-advisers and will include appropriate revisions in the SAI on or before the effective date of the Post-Effective Amendment.

Miscellaneous

9.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP